Holcim

IUCN
The World Conservation Union

February 19, 2007

Media release

Holcim and the World Conservation Union join forces to conserve biodiversity

Leading building materials company Holcim and the World Conservation Union (IUCN) have signed a cooperation agreement to work jointly on ecosystem conservation and biodiversity issues relevant to the building materials sector.

Julia Marton-Lefèvre, Director General of the World Conservation Union and Markus Akermann, CEO Holcim Ltd have signed a three-year cooperation agreement to develop new ecosystem conservation standards for the Holcim Group.

In placing biodiversity conservation at the core of the agreement, the strategic alliance between Holcim and IUCN is breaking new ground in the industry. The main areas of collaboration are:

- Review and assessment of Holcim's approach to biodiversity conservation management;
- Development of a comprehensive biodiversity policy and strategy;
- Identification and development of joint initiatives supporting sustainable livelihoods and biodiversity conservation, and
- Promotion of good practice by sharing the learning with the wider industry and conservation communities.

IUCN and Holcim in Sri Lanka have agreed on the first projects to review the quality of biodiversity conservation activities at Holcim sites in Sri Lanka and to facilitate existing quarry rehabilitation planning and implementation. Holcim Lanka on her part will bring in technical expertise to contribute to the rehabilitation efforts of coral ecosystems. Furthermore the use of sustainably produced biomass as an alternative fuel will be explored to open up an additional source of income for the communities around Holcim sites.

"IUCN seeks intensified private sector engagement to persuade and enable businesses to reduce their environmental footprint and make a positive contribution to nature conservation", says Julia Marton-Lefèvre. "With its global presence and commitment to sustainable development, Holcim is an attractive partner for us."

Markus Akermann: "The engagement with IUCN is driven by the conviction that biodiversity conservation issues will play an ever more important role in our long-term resource and reserve strategy. IUCN and its network provide biodiversity expertise and enable Holcim to work more closely with relevant stakeholders across the world."

Further information is available on the Holcim and IUCN websites: www.holcim.com and www.iucn.org.

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Holcim is one of the world's leading suppliers of cement and aggregates (crushed stone, sand and gravel) as well as further activities such as ready-mix concrete and asphalt including services. The Group holds majority and minority interests in more than 70 countries on all continents.

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IUCN is the world's largest conservation network. The Union brings together 83 states, 110 government agencies, more than 800 non-governmental organizations (NGOs), and some 10,000 scientists and experts from 181 countries.

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This media release is also available in German.

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Holcim

Corporate Communications:
Tel. +41 58 858 87 10

Investor Relations:
Tel. +41 58 858 87 87

www.holcim.com

IUCN

Carolin Wahnbaeck
IUCN Media Relations Officer
Tel: +41 22 999 0127
Fax: +41 22 999 0020
Email: carolin.wahnbaeck@iucn.org

www.iucn.org

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